November 5, 2021

VIA EDGAR

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

United States

Citigroup Global Markets, Inc.

388 Greenwich Street

New York, New York 10013

United States

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:   Edwin Kim, Staff Attorney

Jan Woo, Legal Branch Chief

Re:   CI&T Inc

Draft Registration Statement on Form F-1

File No. 333-260294

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC and Citigroup Global Markets, Inc., as representatives of the several underwriters, hereby join in the request of CI&T Inc (the “Company”) for acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-260294) (the “Registration Statement”) of the Company. We respectfully request that the Registration Statement become effective as of 2:00 p.m., Eastern Time, on November 9, 2021, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Cleary Gottlieb Steen & Hamilton LLP, may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Commission”).

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance in this matter.

Very truly yours,

As representative of the several underwriters

Goldman Sachs & Co. LLC

By:	/s/ Facundo Vazquez
Name:	Facundo Vazquez
Title:	Managing Director

Very truly yours,

As representative of the several underwriters

Citigroup Global Markets Inc.

By:	/s/ Eishpal Dhillon
Name:	Eishpal Dhillon
Title:	Managing Director